Date:	March 10, 2011

TO:	Lily Dang
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
(202) 551-3867 (Tel)
(703) 813-6982 (Efax)

FROM:	Mr. Barry M. Yantis – CEO
Chase General Corporation
1307 South 59th
St. Joseph, MO 64507
(816) 279-1625 (Tel)
(816) 279-1997 (Fax)

RE:	Response to SEC Comments on Filings:
Form 10-K for Fiscal Year Ended June 30, 2010
Filed September 27, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
Form 10-Q for Fiscal Quarter Ended December 31, 2010
Filed February 14, 2011
File No. 2-05916

Dear Ms. Dang,

The following information is provided as response to your letter dated February 17, 2011 for comments addressed to better understand the disclosure for the above filed forms.

For 10-K Filed September 27, 2010

General

1.	Comment: We believe that an amendment to your annual report will be required to resolve the comments in this letter. Please also revise your subsequent interim reports as necessary to comply with all applicable comments.

Company Response: Chase General Corporation will file Form 10-K/A to amend Form 10-K for fiscal year ended June 30, 2010 Item 8 Consolidated Financial Statements and Supplementary Data and Item 9A(T) Controls and Procedures. Exhibits 31.1 and 32.1 certifications will be included in the amendment to comply with the amended Form 10-K/A.

Page Two

Lily Dang

United States Securities and Exchange Commission

Financial Statements

Report of Independent Registered Public Accounting Firm, page 18

2.	Comment: We note that while you included a page header indicating an audit report would be filed with your Form 10-K, the document is incomplete as the audit report does not appear in your filing. Please amend your filing to include a complete report from your independent auditors Mayer Hoffman McCann P.C.

Company Response: Chase General Corporation will include the attached full audit report of Mayer Hoffman McCann P.C. dated September 23, 2010 to Item 8 Consolidated Financial Statements and Supplementary Data of Form 10-K/A. The original report included the auditor’s signature and date, but inadvertently did not include the text of the opinion to the Board of Directors.

Controls and Procedures, page 36

3.	Comment: We note that you explain how your disclosure controls and procedures are effective without addressing certain aspects of the definition. Please modify your disclosure in point (a) to clarify whether you also concluded that your disclosure controls and procedures were effective at providing reasonable assurance that the information required to be disclosed in your reports is recorded, processed, summarized and reported within the time periods specified in our rules and forms. An alternative would be to simply state whether disclosure controls and procedures were found to be effective or not effective based on your evaluation without attempting to explain the extent of effectiveness.

Company Response: Chase General Corporation will amend Item 9A (T) (a) Evaluation of Disclosure Controls and Procedures to state the Chief Executive Officer, who is also the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as such term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this report. Based on such evaluation, the Company’s Chief Executive Officer, who is also the Chief Financial Officer has concluded that, as of the end of such period, the Company’s disclosure controls and procedures were not effective as to the time of filing this report.

4.	Comment: Given that you omitted the audit report that is required in your filing please add disclosure clarifying that although you previously concluded that your disclosure controls and procedures were effective, in light of this omission it is evident that these controls and procedures were not actually effective at the time of filing your report.

Page Three

Ms Lily Dang

United States Securities and Exchange Commission

If you implement procedures to ensure that filings made subsequent to this letter do not omit required information, please disclose any changes impacting your internal control over financial report. Please contact us by telephone if you require further clarification or guidance prior to filing your amendments.

Company Response: Chase General Corporation engages RR Donnelley to prepare their SEC reports using the Edgar system. Form 10-K is sent to RR Donnelley to prepare the report for filing with the Securities Exchange Commission (SEC). A draft of the report is returned to Chase General Corporation for review and authorization to file with the SEC. The review performed by Chase General Corporation did not determine the audit report was omitted and only the auditor’s signature and date of the report were included with this filing. The draft was not approved by the Chief Financial Officer of Chase General Corporation for final filing. The Chief Executive Officer, who is also the Chief Financial Officer, has changed internal controls and procedures over financial reporting to require his review and approval of the final copy of the report as completed by RR Donnelley prior to submission to the SEC. For Form 10-Q for Fiscal Quarter Ended September 30, 2010 filed November 15, 2010 and Form 10-Q for Fiscal Quarter Ended December 31, 2010 filed February 14, 2011 no audit report was required to be filed. Therefore, Form 10-Q for Fiscal Quarter Ended September 30, 2010 and Form 10-Q for Fiscal Quarter Ended December 31, 2010 are not required to be amended at this time.

5.	Comment: Your disclosure in point (c) includes imprecise terminology and does not satisfy the disclosure requirement in Item 308(c) of Regulation S-K, as it pertains to the period for which changes in internal control over financial reporting must be described. Please modify your disclosure to state whether there was any change in your internal control over financial reporting during the last fiscal quarter covered by your annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Company response: Chase General Corporation will amend Item 9A(T) (c) Changes in Internal Controls to state there were no significant changes in the Company’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the Exchange Act”) during the quarter ended June 30, 2010 that have materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Page Four

Ms Lily Dang

United States Securities and Exchange Commission

Exhibits 31.1 and 32.1

6.	Comment: Please ensure that your filing includes certifications signed by both your chief executive officer and chief financial officer to comply with Rule 15d-14(a) of the Exchange Act. If the same officer assumes both functions, the certifications signed by such officer must show both titles.

Company response: The Chief Executive Officer of Chase General Corporation is Barry M. Yantis. He is also the Chief Financial Officer known as the Treasurer of the Company and is also the President and Chairman of the Board of Directors. The attached Exhibits 31.1 Certification of Chief Executive and Financial Officer Required by rule 13a-14(a)/15d-14(a) and 32.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 will be included with Form 10-K/A. These certifications include the officer titles of Chief Executive Officer and Chief Financial Officer.

In response to our comments, Chase General Corporation (the Company) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Chase General Corporation

Barry M. Yantis

Chief Executive Officer, Chief Financial

Officer, President and Treasurer,

Chairman of the Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

CHASE GENERAL CORPORATION AND SUBSIDIARY

We have audited the accompanying consolidated balance sheets of Chase General Corporation and Subsidiary (the “Company”) as of June 30, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chase General Corporation and Subsidiary as of June 30, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Mayer Hoffman McCann P.C

MAYER HOFFMAN MCCANN P.C.

Leawood, Kansas
September 23, 2010

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE AND FINANCIAL OFFICER REQUIRED BY RULE 13a-14(a)/15d-14(a)

CERTIFICATION

I Barry Yantis, certify that:

1.	I have reviewed this Form 10-K/A of Chase General Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this annual report;

4.	I am the small business issuer’s certifying officer and am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) ) for Chase General Corporation and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to Chase General Corporation, including its consolidated subsidiary, is made known to me by others within that entity, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of Chase General Corporation’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in Chase General Corporation’s internal control over financial reporting that occurred during Chase General Corporation’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, Chase General Corporation’s internal control over financial reporting;

March 10, 2011
Date	Barry M. Yantis
Chief Executive Officer and Chief Financial Officer,
President and Treasurer

EXHIBIT 32.1

CHASE GENERAL CORPORATION

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K/A of Chase General Corporation (the “Company”) for the year ending June 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Barry Yantis, as Chief Executive Officer and Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 10, 2011
Date	Barry M. Yantis
Chairman of the Board, Chief Executive Officer and Chief Financial Officer, President and Treasurer